UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 27, 2022

Talos Energy Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-38497	82-3532642
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

333 Clay Street, Suite 3300

Houston, Texas 77002

(Address of principal executive offices, including zip code)

(713) 328-3000

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	TALO	NYSE

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01.	Entry into a Material Definitive Agreement.

On October 21, 2022, Talos Production Inc. (“Talos Production”), a wholly-owned subsidiary of Talos Energy Inc. (the “Company” or “Talos”), commenced a consent solicitation (the “Consent Solicitation”) seeking consents for amendments (the “Proposed Amendments”) to the indenture, dated as of January 4, 2021 (the “Base Indenture”), among Talos Production, the guarantors party thereto (the “Guarantors”) and Wilmington Trust, National Association, as trustee (the “Trustee”) and as collateral agent (the “Collateral Agent”), as supplemented by the first supplemental indenture thereto, dated as of January 14, 2021 (the “First Supplemental Indenture” and, collectively with the Base Indenture, the “Indenture”), which governs the Company’s 12.00% Second-Priority Senior Secured Notes due 2026 (the “Notes”). The terms and conditions of the Consent Solicitation were described in detail in the consent solicitation statement, dated October 21, 2022 (the “Consent Solicitation Statement”). Because the consents of the holders of more than 50% of the aggregate principal amount of the Notes outstanding (excluding any Notes held by Talos Production, any Guarantor or their respective affiliates) were received as of October 27, 2022, Talos Production entered into a supplemental indenture to the Indenture (the “Second Supplemental Indenture”) with the Guarantors, the Trustee and the Collateral Agent. The Second Supplemental Indenture became effective upon its execution.

Upon the consummation of the Second Merger (as defined in the Consent Solicitation Statement) and the cash payment by Talos Production of $5.00 per $1,000 in principal amount of Notes for which consents were delivered, the Proposed Amendments will become operative, which amend the Indenture to permit the incurrence of indebtedness in respect of the 11.750% Senior Secured Second Lien Notes due 2026 of EnVen Energy Corporation, a Delaware corporation (“EnVen”). If the Second Merger is not consummated, no Consent Fee (as defined in the Consent Solicitation Statement) will be paid, the Proposed Amendments will not become operative and the Notes will continue to be subject to the current terms and conditions of the Indenture. The Consent Fee is expected to be paid substantially concurrently with the Merger Closing (as defined in the Consent Solicitation Statement).

The foregoing description of the Second Supplemental Indenture does not purport to be complete and is qualified in its entirety by reference to the full text of the Second Supplemental Indenture, which is filed with this Current Report on Form 8-K as Exhibit 4.1.

Item 7.01.	Regulation FD Disclosure.

Consent Solicitation

On October 28, 2022, the Company issued a press release announcing that Talos Production had completed the Consent Solicitation. The press release is attached as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated into this Item 7.01 by reference.

In accordance with General Instruction B.2 of Form 8-K, the information contained in this Current Report on Form 8-K under Item 7.01 and set forth in the attached Exhibit 99.1 is deemed to be “furnished” solely pursuant to Item 7.01 of Form 8-K and shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall such information be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Additional Information and Where To Find It

In connection with the proposed merger (the “Proposed Transaction”) between Talos and EnVen, Talos intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”) to register the shares of Talos’s common stock to be issued in connection with the Proposed Transaction. The Registration Statement will include a document that serves as a prospectus and proxy statement of Talos and a consent solicitation statement of EnVen (the “proxy statement/consent solicitation statement/prospectus”), and each party will file other documents regarding the Proposed Transaction with the SEC. INVESTORS AND SECURITY HOLDERS OF TALOS AND ENVEN ARE URGED TO CAREFULLY AND THOROUGHLY READ, WHEN THEY BECOME AVAILABLE, THE REGISTRATION

STATEMENT, THE PROXY STATEMENT/CONSENT SOLICITATION STATEMENT/PROSPECTUS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY TALOS AND ENVEN WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TALOS AND ENVEN, THE PROPOSED TRANSACTION, THE RISKS RELATED THERETO AND RELATED MATTERS.

After the Registration Statement has been declared effective, a definitive proxy statement/consent solicitation statement/prospectus will be mailed to shareholders of each of Talos and EnVen. Investors will be able to obtain free copies of the Registration Statement and the proxy statement/consent solicitation statement/prospectus, as each may be amended from time to time, and other relevant documents filed by Talos and EnVen with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by Talos, including the proxy statement/consent solicitation statement/prospectus (when available), will be available free of charge from Talos’s website at www.talosenergy.com under the “Investor Relations” tab.

Participants in the Solicitation

Talos, EnVen and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Talos’s stockholders and the solicitation of written consents from EnVen’s stockholders, in each case with respect to the Proposed Transaction. Information about Talos’s directors and executive officers is available in Talos’s Annual Report on Form 10-K for the 2021 fiscal year filed with the SEC on February 25, 2022, and its definitive proxy statement for the 2022 annual meeting of stockholders filed with the SEC on April 6, 2022. Information about EnVen’s directors and executive officers is available via EnVen’s website at www.enven.com. Other information regarding the participants in the solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Registration Statement, the proxy statement/consent solicitation statement/prospectus and other relevant materials to be filed with the SEC regarding the Proposed Transaction when they become available. Security holders, potential investors and other readers should read the proxy statement/consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions.

No Offer or Solicitation

This Current Report on Form 8-K is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Forward Looking Statements

This Current Report on Form 8-K contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements, other than statements of historical fact included in this Current Report on Form 8-K, regarding our strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this communication, the words “will,” “could,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” “forecast,” “may,” “objective,” “plan” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on our current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. These forward-looking statements include, but are not limited to, (1) statements regarding the payment of the Consent Fee and (2) statements regarding the Proposed Transaction with EnVen described herein and as adjusted descriptions of the combined company and its operations, integration, debt levels, acreage, well performance, development plans, per unit costs, ability to maintain production within cash flow, production, cash flows, synergies, type curves, opportunities and anticipated future performance. Information adjusted for the Proposed Transaction should not be considered a forecast of future results. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this Current Report on Form 8-K. These include the possibility that Talos stockholders may not approve the issuance of new shares of Talos common stock in the Proposed Transaction or that stockholders of EnVen may not approve the Agreement and Plan of Merger (as amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), among Talos, Talos Production, EnVen, and the other parties thereto; the risk that a condition to closing of the Proposed Transaction may not be satisfied, that either party may terminate the Merger Agreement or that the closing of the Proposed Transaction might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the Proposed Transaction; the parties do not receive regulatory approval of the Proposed Transaction; the risk that changes in Talos’s capital structure and governance could have adverse effects on the market value of its securities; the ability of Talos to retain customers and retain and hire key personnel and maintain relationships with its suppliers and customers and on Talos’s operating results and business generally; the risk that the Proposed Transaction could distract management from ongoing business operations or cause Talos to incur substantial costs; the risk that Talos does not realize expected benefits of its hedges; the success of our carbon capture and sequestration projects; commodity price volatility due to the continued impact of the coronavirus disease 2019 (COVID-19), including any new strains or variants, and governmental measures related thereto on global demand for oil and natural gas and on the operations of our business; the ability or willingness of OPEC and other state-controlled oil companies (OPEC Plus), such as Saudi Arabia and Russia, to set and maintain oil production levels; the impact of any such actions; the lack of a resolution to the war in Ukraine and its impact on certain commodity markets; lack of transportation and storage capacity as a result of oversupply, government and regulations; lack of availability of drilling and production equipment and services; adverse weather events, including tropical storms, hurricanes and winter storms; cybersecurity threats; inflation; environmental risks; failure to find, acquire or gain access to other discoveries and prospects or to successfully develop and produce from our current discoveries and prospects; geologic risk; drilling and other operating risks; well control risk; regulatory changes; the uncertainty inherent in estimating reserves and in projecting future rates of production; cash flow and access to capital; the timing of development expenditures; potential adverse reactions or competitive responses to our acquisitions and other transactions, generally, including those discussed under the heading “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2021 filed on February 25, 2022 and in our Quarterly Reports on Form 10-Q that are available on Talos’s website at www.talosenergy.com and on the website of the SEC at www.sec.gov. All forward-looking statements are based on assumptions that Talos believes to be reasonable but that may not prove to be accurate. Any forward-looking statement speaks only as of the date on which such statement is made, and Talos undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

4.1	Second Supplemental Indenture, dated as of October 27, 2022, among Talos Production, the Guarantors and Wilmington Trust, National Association, as trustee and as collateral agent.

99.1	Press Release of Talos Energy, Inc., dated October 28, 2022, announcing the completion of the Consent Solicitation.

104	Cover Page Interactive Data File (embedded within Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 28, 2022

TALOS ENERGY INC.

By:	/s/ William S. Moss III
Name:	William S. Moss III
Title:	Executive Vice President, General Counsel and Secretary